EXHIBIT 99.2

October 12, 2007

Board of Directors

TransCommunity Financial Corporation

4235 Innslake Drive

Glen Allen, Virginia 23060

Re:  Proposed Merger with Community Bankers Acquisition Corporation

Dear Board Members:

Northaven Management, Inc. (“Northaven”) has been a shareholder of TransCommunity Financial Corporation (“TCF”) since the Company’s share offering in July 2005, and currently holds 457,000 shares or approximately 9.9% of TCF’s outstanding shares. We have been supportive of the TCF Board of Directors and management team through many difficult episodes over the past two years in the belief that, with many of these issues having been resolved, we would mutually reap the benefits of your efforts going forward.

However, based on our analysis, it is our opinion that the immediate and long-term dilutive effects of the recently proposed merger with Community Bankers Acquisition Corporation (“CBAC”) outweigh any of the benefits referenced in the press release announcing the transaction. We believe the proposed merger is not in the best interests of TCF’s shareholders. We therefore intend to vote the 457,000 shares owned by the Northaven funds against the proposed merger. Moreover, we believe that TCF’s management and directors, as fiduciaries, should be exploring all options to maximize value for existing shareholders and, accordingly, should immediately seek to extricate the company from the CBAC merger agreement.

By way of background, on August 21, 2007, in advance of a previously scheduled dinner meeting with TCF directors Bruce Nolte (CEO), Jack Zoeller (Chair of the Special Committee) and Richard Bozard (Head of the Strategic Planning Committee), we signed a confidentiality agreement in order to discuss a “potential transaction” that the TCF Board was considering – namely, entering into a merger with CBAC, a publicly-traded special purpose acquisition company.

At that meeting in Virginia, and in a follow-up letter dated August 30, 2007 sent to Jack Zoeller and Bruce Nolte, we expressed our strong reservations concerning this transaction and its potentially dilutive impact on existing TCF shareholders. We asked to meet with representatives of CBAC and any financial advisors to further discuss the perceived merits of this proposed transaction, and were under the impression that we would be given such an opportunity in short order. Nevertheless, on September 6, 2007, without further contact from representatives of either TCF or CBAC, the proposed transaction was publicly announced and a fully-negotiated merger agreement was filed with the SEC.

We believe the terms of this transaction will have a significantly dilutive impact on the existing owners’ share of the current and prospective intrinsic value of TCF. We’ve included analysis in support of this view at the end of this letter.

The analysis first summarizes our conservative view of the potential intrinsic stand-alone value of TCF. We believe that the run-rate earnings power necessary to fully support such a valuation is now emerging at TCF. The analysis then details our understanding of the pro forma ownership effects of the TCF / CBAC combination, and finally compares the proportion of the intrinsic value of the combined entity owned by legacy TCF shareholders to TCF’s stand-alone intrinsic value. By our calculations, existing shareholders will have collectively lost approximately $12 million in intrinsic value upon the transaction’s closing, or nearly 25% of the stand-alone value. In addition, current TCF shareholders would only share in approximately 30% of any upside going forward.

During the August meeting in Virgina, TCF representatives suggested that the combined TCF / CBAC entity would be able to produce results that could offset this deal’s dilution. No further detail was given in this regard, and our own internal analyses do not support such a claim.

We hope that a constructive dialogue can develop between ourselves and management and the Board going forward so that shareholder value can be maximized. We look forward to further discussion on these issues.

Regards,

s/Richard Brown

Richard Brown
President
Northaven Management, Inc.

Intrinsic Value of TCF - Standalone

Est 2007 Year-end Bk Val / Shr	$7.50
Shares Outstanding	4,586,741
Est 2007 Year-end Bk Val (rounded)	$34,000,000

Est 2007 Year-end Deposits	$185,000,000
Deposit Premium (%)	10.0%
Deposit Premium ($)	$18,500,000

Est Intrinsic Value of TCF	$52,500,000	= Book Value + Deposit Premium ($)
Per Share	$11.45

Post-Deal Split of Tangible BV & Shares Held

SCENARIO 1 - All CBAC Mgmt & Investor Shares Vote “Yes” & All Warrants Exercised

	Tangible Book Value		Shares
	$	%-age	#	%-age
TCF *	$34,000,000	26.6%	6,513,172	27.8%
CBAC **	$56,500,000	44.1%	9,375,000	40.1%
Warrants ***	$37,500,000	29.3%	7,500,000	32.1%
	$128,000,000	100.0%	23,388,172	100.0%

* Exchanged 1.42 CBAC shrs / TCF shr

** Equals ~$45m in stated book value plus ~$11.5m in share redemption liabilities not utilized because all outstanding CBAC     management & investor shares are voted in support of deal

*** Exercised @ $5 / shr

SCENARIO 2 - 19.99% of CBAC Investor Shares Vote “No” But All Warrants Exercised

	Tangible Book Value		Shares
	$	%-age	#	%-age
TCF *	$34,000,000	29.2%	6,513,172	29.8%
CBAC **	$45,000,000	38.6%	7,875,750	36.0%
Warrants ***	$37,500,000	32.2%	7,500,000	34.3%
	$116,500,000	100.0%	21,888,922	100.0%

* Exchanged 1.42 CBAC shrs / TCF shr

** Equals ~$45m in stated book value; ~$11.5m in share redemption liabilities used to buy back 19.99% of CBAC investor shares who do not support the deal

*** Exercised @ $5 / shr

SCENARIO 3 - 19.99% of CBAC Investor Shares Vote “No” & Don’t Exercise Warrants

	Tangible Book Value		Shares
	$	%-age	#	%-age
TCF *	$34,000,000	31.2%	6,513,172	31.9%
CBAC **	$45,000,000	41.3%	7,875,750	38.6%
Warrants ***	$30,003,750	27.5%	6,000,750	29.4%
	$109,003,750	100.0%	20,389,672	100.0%

* Exchanged 1.42 CBAC shrs / TCF shr

** Equals ~$45m in stated book value; ~$11.5m in share redemption liabilities used to buy back 19.99% of CBAC investor shares who do not support the deal

*** 19.99% of Warrants not exercised, remaining exercised @ $5 / shr

Value to TCF Shareholders from CBAC Merger - Intrinsic Value Basis

	Scenario 1	Scenario 2	Scenario 3
Total Post-Deal Tangible Book Value	$128,000,000	$116,500,000	$109,003,750
Plus: Deposit Premium (from above)	$18,500,000	$18,500,000	$18,500,000
Total Post-Deal Intrinsic Value	$146,500,000	$135,000,000	$127,503,750
% Owned by Legacy TCF Shareholders	27.8%	29.8%	31.9%
Intrinsic Value to Legacy TCF	$40,797,533	$40,170,011	$40,729,143
Less: Current TCF Standalone Intrinsic Value	$(52,500,000)	$(52,500,000)	$(52,500,000)
TCF Intrinsic Value Created / (Lost)	$(11,702,467)	$(12,329,989)	$(11,770,857)